Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2013 AND DECEMBER 31, 2012

(Expressed in thousands of U.S. Dollars - except share and per share data)

	June 30, 2013	December 31, 2012
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$141,119	$144,297
Restricted cash	5,790	16,192
Marketable Securities (Note 3)	1,609	1,664
Accounts receivable, net	25,626	28,948
Insurance claims	4,735	4,583
Due from related companies (Note 2)	831	1,561
Advances and other	11,500	8,800
Inventories	17,092	14,356
Prepaid insurance and other	3,739	3,568
Current portion of financial instruments-Fair value (Note 7)	—	60

Total current assets	212,041	224,029

INVESTMENTS	1,000	1,000
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 8)	835	45
FIXED ASSETS (Note 4)
Advances for vessels under construction	41,920	119,484

Vessels	2,832,857	2,628,094
Accumulated depreciation	(585,865)	(539,736)

Vessels’ Net Book Value	2,246,992	2,088,358

Total fixed assets	2,288,912	2,207,842

DEFERRED CHARGES, net (Note 5)	18,516	17,968

Total assets	$2,521,304	$2,450,884

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$159,169	$186,651
Payables	47,231	34,390
Due to related companies (Note 2)	8,088	2,594
Dividends payable	2,822	—
Accrued liabilities	16,202	12,442
Accrued bank interest	8,850	4,785
Unearned revenue	10,556	4,907
Current portion of financial instruments - Fair value (Note 7)	9,419	13,138

Total current liabilities	262,337	258,907

LONG-TERM DEBT, net of current portion (Note 6)	1,279,482	1,255,776

FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 7)	6,160	9,361

STOCKHOLDERS’ EQUITY:
Preferred shares, $ 1.00 par value; 15,000,000 shares authorized (including 2,300,000 Series B Preferred Shares) and 2,000,000 Series B Preferred Shares issued and outstanding at June 30, 2013; no shares authorized, issued and outstanding at December 31, 2012.	2,000
Common stock, $ 1.00 par value; 85,000,000 and 100,000,000 shares authorized at June 30, 2013 and December 31, 2012 respectively; 56,443,237 issued and outstanding at June 30, 2013 and December 31, 2012.	56,443	56,443
Additional paid-in capital	450,642	404,391
Accumulated other comprehensive loss	(9,639)	(14,728)
Retained earnings	472,279	478,428

Total Tsakos Energy Navigation Limited stockholders’ equity	971,725	924,534
Noncontrolling Interest	1,600	2,306

Total stockholders’ equity	973,325	926,840

Total liabilities and stockholders’ equity	$2,521,304	$2,450,884

The accompanying notes are an integral part of these consolidated financial statements

1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars - except share and per share data)

	2013	2012

VOYAGE REVENUES:	$108,091	$99,046

EXPENSES:
Commissions	4,088	1,503
Voyage expenses	32,417	25,576
Vessel operating expenses	32,907	32,110
Depreciation	23,925	23,685
Amortization of deferred dry-docking costs	1,220	1,211
Management fees (Note 2(a))	3,886	3,967
General and administrative expenses	964	952
Stock compensation expense	—	14
Foreign currency (gains)/losses	35	(69)

Total expenses	99,442	88,949

Operating income	8,649	10,097

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(10,394)	(16,111)
Interest income	73	395
Other, net	(698)	(38)

Total other expenses, net	(11,019)	(15,754)

Net loss	(2,370)	(5,657)

Less: Net loss/(income) attributable to the noncontrolling interest	845	(42)

Net loss attributable to Tsakos Energy Navigation Limited	$(1,525)	$(5,699)

Loss per share, basic attributable to Tsakos Energy Navigation Limited common shareholders	$(0.04)	$(0.10)

Loss per share, diluted attributable to Tsakos Energy Navigation Limited common shareholders	$(0.04)	$(0.10)

Weighted average number of shares, basic	56,443,237	54,341,534

Weighted average number of shares, diluted	56,443,237	54,341,534

The accompanying notes are an integral part of these consolidated financial statements

2

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars - except share and per share data)

	2013	2012

VOYAGE REVENUES:	$205,785	$201,276

EXPENSES:
Commissions	7,852	5,172
Voyage expenses	56,944	57,888
Vessel operating expenses	64,232	67,650
Depreciation	46,196	47,369
Amortization of deferred dry-docking costs	2,410	2,268
Management fees (Note 2(a))	7,826	7,959
General and administrative expenses	2,101	1,784
Stock compensation expense	—	168
Foreign currency (gains)/losses	(123)	(119)

Total expenses	187,438	190,139

Operating income	18,347	11,137

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(20,019)	(26,409)
Interest income	158	878
Other, net	303	(19)

Total other expenses, net	(19,558)	(25,550)

Net loss	(1,211)	(14,413)

Less: Net loss/(income) attributable to the noncontrolling interest	706	(91)

Net loss attributable to Tsakos Energy Navigation Limited	$(505)	$(14,504)

Loss per share, basic attributable to Tsakos Energy Navigation Limited common shareholders	$(0.02)	$(0.29)

Loss per share, diluted attributable to Tsakos Energy Navigation Limited common shareholders	$(0.02)	$(0.29)

Weighted average number of shares, basic	56,443,237	50,275,135

Weighted average number of shares, diluted	56,443,237	50,275,135

The accompanying notes are an integral part of these consolidated financial statements

3

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED JUNE 30, 2013, AND 2012

(Expressed in thousands of U.S. Dollars)

	2013	2012

Net loss	$(2,370)	$(5,657)

Other comprehensive income/(loss)
Unrealized gains/(losses) from hedging financial instruments
Unrealized gain on interest rate swaps, net	3,279	4,861
Amortization of deferred loss on dedesignated financial instruments	219	367

Total unrealized gains from hedging financial instruments	3,498	5,228
Unrealized (loss)/gain on marketable securities	(57)	61

Other Comprehensive income	3,441	5,289

Comprehensive income/(loss)	1,071	(368)

Less: comprehensive loss/(income) attributable to the noncontrolling interest	845	(42)

Comprehensive income/(loss) attributable to Tsakos Energy Navigation Limited	$1,916	$(410)

The accompanying notes are an integral part of these consolidated financial statements

4

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2013, AND 2012

(Expressed in thousands of U.S. Dollars)

	2013	2012

Net loss	$(1,211)	$(14,413)

Other comprehensive income/(loss)
Unrealized gains/(losses) from hedging financial instruments
Unrealized gain on interest rate swaps, net	4,709	8,634
Amortization of deferred loss on dedesignated financial instruments	435	734

Total unrealized gains from hedging financial instruments	5,144	9,368
Unrealized (loss)/gain on marketable securities	(55)	145

Other Comprehensive income	5,089	9,513

Comprehensive income/(loss)	3,878	(4,900)

Less: comprehensive loss/(income) attributable to the noncontrolling interest	706	(91)

Comprehensive income/(loss) attributable to Tsakos Energy Navigation Limited	$4,584	$(4,991)

The accompanying notes are an integral part of these consolidated financial statements

5

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2013, AND 2012

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Preferred stock Series B		Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Noncontrolling Interest	Total
BALANCE, January 1, 2012	$		$46,209	$351,566	$554,314	$(35,030)	$917,059	$2,099	$919,158

Net income/(loss)					(14,504)		(14,504)	91	(14,413)

- Issuance of 10,000 shares			10,000	52,659			62,659		62,659

- Issuance of 84,500 shares of restricted share units			84	(84)			—		—

- Cash dividends paid ($0.30 per share)					(15,362)		(15,362)		(15,362)

- Other comprehensive income (loss)						9,513	9,513		9,513

- Amortization of restricted share units				168			168		168

BALANCE, June 30, 2012	$		$56,293	$404,309	$524,448	$(25,517)	$959,533	$2,190	$961,723

BALANCE, January 1, 2013			56,443	404,391	478,428	(14,728)	924,534	2,306	926,840

Net income/(loss)					(505)		(505)	(706)	(1,211)

- Issuance of 8% cumulative redeemable perpetual preferred shares		2,000		46,251			48,251		48,251

- Cash dividends paid ($0.05 per share)					(2,822)		(2,822)		(2,822)

- Declared dividends ($0.05 per share)					(2,822)		(2,822)		(2,822)

- Other comprehensive income (loss)						5,089	5,089		5,089

- Amortization of restricted share units							0		—

BALANCE June 30, 2013		$2,000	$56,443	$450,642	$472,279	$-9,639	$971,725	$1,600	$973,325

The accompanying notes are an integral part of these consolidated financial statements

6

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars)

	2013	2012
Cash Flows from Operating Activities:

Net income/(loss)	$(1,211)	$(14,413)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	46,196	47,369
Amortization of deferred dry-docking costs	2,410	2,268
Amortization of loan fees	439	455
Stock compensation expense	—	168
Change in fair value of derivative instruments	(2,573)	(1,805)
Payments for dry-docking	(2,802)	(4,572)
(Increase) Decrease in:
Receivables	1,200	1,873
Inventories	(2,736)	4,467
Prepaid insurance and other	(171)	2,286
Increase (Decrease) in:
Payables	18,335	2,535
Accrued liabilities	7,825	(1,822)
Unearned revenue	5,649	(4,176)

Net Cash provided by Operating Activities	72,561	34,633

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(20,581)	(955)
Vessel acquisitions and/or improvements	(106,619)	(1,527)

Net Cash used in Investing Activities	(127,200)	(2,482)

Cash Flows from Financing Activities:
Proceeds from long-term debt	92,000	28,358
Financing costs	(594)	(1,064)
Payments of long-term debt	(95,776)	(69,856)
Decrease in restricted cash	10,402	85
Proceeds from stock issuance program, net	48,251	62,659
Cash dividend	(2,822)	(15,362)

Net Cash provided by Financing Activities	51,461	4,820

Net (decrease)/increase in cash and cash equivalents	(3,178)	36,971
Cash and cash equivalents at beginning of period	144,297	175,708

Cash and cash equivalents at end of period	$141,119	$212,679

The accompanying notes are an integral part of these consolidated financial statements

7

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements of Tsakos Energy Navigation Limited (the “Holding Company”) and subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the six months ended June 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

The consolidated balance sheet as of December 31, 2012 has been derived from the audited financial statements at that date, but does not include all of the footnotes required by generally accepted accounting principles for complete financial statements.

A discussion of the Company’s significant accounting policies can be found in the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2012. There have been no material changes to these policies in the six-month period ended June 30, 2013.

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Tsakos Shipping and Trading S.A. (commissions)	1,333	1,231	2,552	2,479
Tsakos Energy Management Limited (management fees)	3,811	3,892	7,676	7,809
Tsakos Columbia Shipmanagement S.A.	324	328	635	651
Argosy Insurance Company Limited	2,391	2,336	4,475	4,744
AirMania Travel S.A.	1,150	877	2,368	1,728

Total expenses with related parties	9,009	8,664	17,706	17,411

Balances due from and due to related parties are as follows:

	June 30, 2013	December 31, 2012
Due from related parties
Tsakos Columbia Shipmanagement S.A.	831	1,561

Total due from related parties	831	1,561

Due to related parties
Tsakos Energy Management Limited	71	53
Tsakos Shipping and Trading S.A.	1,992	1,110
Argosy Insurance Company Limited	5,686	1,209
AirMania Travel S.A.	339	222

Total due to related parties	8,088	2,594

There is also, at June 30, 2013, an amount of $526 ($559 at December 31, 2012) due to Tsakos Shipping and Trading S.A. and $330 ($329 at December 31, 2012) due to Argosy Insurance Limited, included in accrued liabilities which relates to services rendered by these related parties not yet invoiced.

(a)

Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at the

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. From January 1, 2012, monthly fees for operating vessels are $27.5, for vessels chartered in or chartered out or on a bare-boat basis are $20.4 and from April 1, 2012 for the LNG carrier $35.0, of which $10.0 is paid to the Management Company and $25.0 to a third party manager. Monthly management fees for the newly delivered DP2 shuttle tankers have been agreed at $35.0 per vessel.

The Holding Company and the Management Company have certain officers and directors in common.The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing Board of Directors, the Management Company would have the right to terminate the Management Agreement on ten days notice, and the Holding Company would be obligated as at June 30, 2013 to pay the Management Company an amount of approximately $141,970 calculated in accordance with the terms of the Management Agreement. This amount includes the LNG carrier under construction, but excludes the new-building which is being negotiated with the shipyard (Note 11). Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels as at June 30, 2013 scheduled for future delivery are:

Year	Amount
July to December 2013	8,006
2014	16,055
2015	16,055
2016	15,951
2017	15,930
2018 to 2023	87,615

159,612

Management fees for vessels are included in the accompanying Consolidated Statements of Operations. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4 from January 1, 2012. These fees in total amounted to $247, and $245 during the six months ended June 30, 2013 and 2012, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b)	Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by related party interests and by a private German Group. TCM, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on Company vessels. The Company also pays to TCM certain fees to cover expenses relating to internal control procedures and information technology services which are borne by TCM on behalf of the Company.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(c)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company, and are also shareholders of the Holding Company.

Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit, research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Commissions in the accompanying Consolidated Statements of Operations. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge a brokerage commission. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. In the first six months of 2013 and 2012, no such fee was charged.

Commissions due to Tsakos Shipping by the Company have been netted-off against amounts due from Tsakos Shipping for advances made, and the net amount is included in Due to related parties.

(d)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(e)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3.	Marketable Securities

In March 2011, the Company placed $2,500 in highly liquid, low risk marketable securities which are considered to be available-for-sale for reporting purposes. In December 2012, the Company sold $1,098 of these marketable securities realizing a gain of $95 which was reclassified from Accumulated other comprehensive income/(loss) to the Statement of Operations. The fair value of these marketable securities as of June 30, 2013 was $1,609, and the change in fair value during the six months ended June 30, 2013, amounting to $55 (negative) is included in Accumulated other comprehensive loss. In July 2013, the Company sold the remaining marketable securities realizing a gain of $89.

4.	Vessels

Acquisitions

During the first six months of 2013, the Company acquired the new-building DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014 at a total cost of $202,971 of which $104,826 were paid in the first six months of 2013.

There were no vessel acquisitions in the first six months of 2012.

Sales

There were no vessel sales in the first six months of 2013 and 2012.

5.	Deferred Charges

Deferred charges consist of dry-docking and special survey costs, net of accumulated amortization, and amounted to $13,720 and $13,327, at June 30, 2013 and December 31, 2012, respectively, and loan fees, net of accumulated amortization, amounted to $4,796 and $4,641 at June 30, 2013 and December 31, 2012, respectively. Amortization of deferred dry-docking costs is separately reflected in the accompanying Consolidated Statements of Operations, while amortization of loan fees is included in Interest and finance costs, net.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.	Long –Term Debt

Facility	June 30, 2013	December 31, 2012
(a) Credit Facilities	863,078	939,514
(b) Term Bank Loans	575,573	502,913

Total	1,438,651	1,442,427
Less – current portion	(159,169)	(186,651)

Long-term portion	1,279,482	1,255,776

(a)	Credit facilities

As at June 30, 2013, the Company had seven open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component. At June 30, 2013 there is no available unused amount.

Interest is payable at a rate based on LIBOR plus a spread. At June 30, 2013, the interest rates on these facilities ranged from 1.56% to 5.69%.

(b)	Term bank loans

Term loan balances outstanding at June 30, 2013 amounted to $575,573. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments due at maturity between October 2016 and April 2022. Interest rates on the outstanding loans as at June 30, 2013, are based on LIBOR plus a spread.

At June 30, 2013, interest rates on these term bank loans ranged from 1.93% to 3.23%.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended June 30, 2013	2.38%
Three months ended June 30, 2012	1.97%

Six months ended June 30, 2013	2.43%
Six months ended June 30, 2012	1.95%

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $81,807 at June 30, 2013 and $99,375 at December 31, 2012, a minimum hull value in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances.

As at December 31, 2012, the Company was in non-compliance with minimum value-to-loan ratios contained in certain of its debt agreements. These agreements include terms in case of non-compliance with minimum value-to-loan ratios according to which the Company may be required to prepay indebtedness in the form of cash or provide additional security. Effective December 31, 2012 and for a period up to, and including, June 30, 2014, for those loans that were not compliant in respect of the value-to-loan covenant, certain lenders formally waived their rights, while the remainder did not seek immediate remedial action.

Following the conclusion of the waivers in late April 2013, an amount of $40,665 was reclassified within current liabilities representing the amount that the Company would be required to pay to satisfy the remaining loan-to-value ratio shortfall contained in loan agreements with a total outstanding debt as of June 30, 2013 of $448,946, in the event the lenders were to request such additional security in the form of cash payment.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

As of December 31, 2012, the Company was not in compliance with the leverage ratio required by its loans. In this respect, the Company entered into amendatory agreements with its lenders which waive the non-compliance of the leverage ratio covenant referred to above by increasing the relevant ratio for the period from December 31, 2012 through July 1, 2014 from 70% to 80%, establishing in this respect compliance as at December 31, 2012 and June 30, 2013. Following these amendatory agreements and because management concluded that it is not probable that the amended ratio will fail to be met at any next measurement dates within the following 12 months, the debt was not classified as current in the December 31, 2012 and June 30, 2013 consolidated balance sheet in accordance with ASC 470-10.

For one of its loan agreements under which an amount of $34,855 was outstanding at December 31, 2012, on February 28, 2013, the Company entered into an amendatory agreement with the lenders which waives the non-compliance of the Security Cover ratio for a period from December 11, 2012 through September 6, 2013, and of the leverage ratio covenant throughout 2013, re-establishing compliance as of the balance sheet date. According to this agreement, the Company made a prepayment of $5,050 on February 28, 2013 against the balloon installment due in September 2013 and agreed increased interest rate margins during the waiver period and remaining term of the loan, which expires on September 6, 2013. On September 11, 2013 the Company fully repaid the outstanding amount of $26,815. (Note 13(c)).

As of December 31, 2011, a subsidiary, in which the Company has 51% interest, was not in compliance with the leverage ratio required by its loan. In this respect on April 16, 2012, the subsidiary entered into an amendatory agreement with the lenders which waived the non-compliance of the leverage ratio covenant referred to above for the period from December 31, 2011 through December 31, 2012. On April 8, 2013 the waiver period was extended to June 30, 2014 (inclusive).

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditure on dry-dockings and working capital. As of June 30, 2013, the Company’s working capital (non-restricted net current assets), amounted to a deficit of $56.1 million ($51.1 million deficit at December 31, 2012). Net cash flow generated from operations is the Company’s main source of liquidity whereas other management alternatives to ensure service of the Company’s commitments include, but are not limited to the issuance of additional equity, re-negotiation of new-building commitments, utilization of suitable opportunities for asset sales, etc. Management believes, such alternatives along with current available cash holdings and cash expected to be generated from the operation of vessels, will be sufficient to meet the Company’s liquidity and working capital needs for a reasonable period of time. The annual principal payments required to be made after June 30, 2013, excluding hull cover ratio shortfall of $40,665 discussed above, are as follows:

Period/Year	Amount
July to December 2013	58,667
2014	120,495
2015	174,842
2016	270,406
2017	182,805
2018 and thereafter	631,436

1,438,651

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

7.	Interest and Finance Costs, net

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Interest expense	10,329	13,389	20,597	25,176
Less: Interest capitalized	(373)	(301)	(1,119)	(604)

Interest expense, net	9,956	13,088	19,478	24,572
Interest swap cash settlements non-hedging	1,163	1,262	2,640	4,226
Bunkers swap cash settlements	(16)	(589)	(67)	(1,405)
Amortization of loan fees	244	223	439	455
Bank charges	8	82	96	111
Amortization of deferred loss on termination of financial instruments	219	367	435	734
Change in fair value of non-hedging financial instruments	(1,180)	1,678	(3,002)	(2,284)

Net total	10,394	16,111	20,019	26,409

At June 30, 2013, the Company was committed to seven floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $407,614, maturing from October 2013 through March 2021 on which it pays fixed rates averaging 3.92% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (Note 12).

At June 30, 2013, the Company held five of the seven interest rate swap agreements, designated and qualifying as cash flow hedges, in order to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts aggregating to $273,521. The fair value of such financial instruments as of June 30, 2013 and December 31, 2012 in aggregate amounted to $6,648 (negative) and $11,295 (negative), respectively. The estimated net amount of cash flow hedge losses at June 30, 2013 that is estimated to be reclassified into earnings within the next twelve months is $4,370.

At June 30, 2013 and 2012, the Company held two and three interest rate swaps respectively, that did not meet hedge accounting criteria. As such, the changes in their fair values during the first half of 2013 and 2012 have been included in change in fair value of non-hedging financial instruments in the table above, and amounted to $3,400 (positive) and $3,458 (positive), respectively. During 2010, one of these swaps was de-designated as a hedging swap and the remaining loss included in Accumulated other comprehensive loss, and for which the associated future cash flows are deemed probable of occurring ($596 at June 30, 2013), is being amortized to income over the term of the original hedge provided that the variable-rate interest obligations continue. The amount of such loss amortized during the quarters ended June 30, 2013 and 2012 was $219 and $367 respectively. The outstanding balance of $596 is expected to be fully amortized by March 2014.

At June 30, 2013 and December 31, 2012, the Company had three bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair value of these financial instruments as of June 30, 2013 and December 31, 2012 was $292 (negative) and $105 (positive), respectively.

The changes in their fair values during the first half of 2013 and 2012 amounting to $398 (negative) and $1,174 (negative) respectively have been included in Change in fair value of non-hedging financial instruments in the table above, as such agreements do not meet the hedging criteria.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

8.	Stockholders’ Equity

On May 10, 2013 the Company issued 2,000,000 Series B preferred shares for net proceeds of $48,251. The Series B preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 8% per annum from their date of issuance. At any time on or after July 30, 2018, the Series B preferred shares may be redeemed, at the option of the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. If the Company fails to comply with certain covenants relating to the level of borrowings and net worth as these terms are defined in the applicable agreement, default on any of its credit facilities, fails to pay four quarterly dividends payable in arrears or if the Series B preferred shares are not redeemed at the option of the Company, in whole by July 30, 2019, the dividend rate payable on the Series B preferred shares increases quarterly, subject to an aggregate maximum rate per annum of 25% prior to July 30, 2018 and 30% thereafter, to a rate that is 1.25 times the dividend rate payable on the Series B preferred shares. The Series B preferred shares are not convertible into common shares and are not redeemable at the option of the holder. The initial dividend of $889 on the Series B preferred shares was paid on July 30, 2013.

During the six-month period ended June 30, 2013, the Company declared dividends on its common stock of $5,644 in aggregate of which $2,822 were paid on June 5, 2013 and $2,822 were paid on September 12, 2013 to shareholders of record as of September 9, 2013.

9.	Accumulated other comprehensive loss

In the first half of 2013, Accumulated other comprehensive loss decreased with unrealized gains of $5,089 of which $4,709 (gain) resulted from changes in fair value of financial instruments, $435 related to losses which were amortized to income on the de-designation of one interest rate swap and a loss of $55 which resulted from changes in the fair value of marketable securities. In the first half of 2012, Accumulated other comprehensive loss decreased with unrealized gains of $9,513 of which $8,634 (gain) resulted from changes in fair value of financial instruments, $734 related to losses which were amortized to income on the de-designation of one interest rate swap and $145 gains which resulted from changes in the fair value of marketable securities.

10.	Earnings/Loss per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the foregoing and the exercise of all RSUs using the treasury stock method.

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Numerator

Net loss attributable to Tsakos Energy Navigation Limited	(1,525)	(5,699)	(505)	(14,504)
Preferred share dividends	(567)	—	(567)	—

Net loss attributable to common stockholders	$(2,092)	$(5,699)	$(1,072)	$(14,504)

Denominator

Weighted average common shares outstanding	56,443,237	54,341,534	56,443,237	50,275,135
Dilutive effect of RSUs	—	—	—	—

Weighted average common shares – diluted	56,443,237	54,341,534	56,443,237	50,275,135

Basic loss per common share	$(0.04)	$(0.10)	$(0.02)	$(0.29)

Diluted loss per common share	$(0.04)	$(0.10)	$(0.02)	$(0.29)

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The RSUs as of June 30, 2013 and June 30, 2012 were nil and 84,500, which are considered anti-dilutive due to the loss from continuing operations and which have resulted in their exclusion from the computation of diluted earnings per common share.

11.	Commitments and Contingencies

As at June 30, 2013, the Company had under construction one LNG carrier. On May 2, 2013, the Company signed an amendment agreement with the shipyard, by which the LNG carrier will be converted from 162,000cm to 174,000cm. Under the amended agreement, there is also an option to build a second similar vessel, with initial exercise expiry date July 2, 2013, extended to October 31, 2013 through an amended agreement signed on July 17, 2013, for an original contract price of $209.6 million. The final purchase price has yet to be determined and will reflect the agreed-upon changes in its specifications. As of June 30, 2013 the Company made progress payments of $36,498 and $15,650 were paid in July 2013. There are no further installments due in 2013. The schedule for the remaining payments is dependent on whether the Company exercises by October 31, 2013 its option for the construction of the additional LNG carrier, with expected delivery in the second half of 2016.

In addition, a shuttle tanker newbuilding had been ordered. However, the contract is being renegotiated with the shuttle tanker being cancelled and two alternative vessels being considered instead. The final aggregate contract price for the alternative constructions is expected to be similar to the original contract price of $88.0 million for the cancelled shuttle tanker. A first installment of $4.5 million had been paid in the first quarter of 2013 and this amount will remain as the first installment of whatever new constructions are decided upon. The remainder of the installment schedule has yet to be determined.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Charters-out

The future minimum revenues of vessels in operation at June 30, 2013, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
July to December 2013	116,061
2014	188,338
2015	129,164
2016	77,582
2017 to 2028	494,319

Net minimum charter payments	1,005,464

These amounts do not assume any off-hire.

12.	Financial Instruments

(a)	Interest rate risk: The Company’s interest rates and loan repayment terms are described in Notes 6 and 7.

(b)

Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, marketable securities, investments, and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, and its marketable securities primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $56,393 as compared to its carrying amount of $58,521 (Note 6). The fair value of the long term investment equates to the amount that would be received by the Company in the event of sale of that investment.

The fair values of the one long-term bank loan with a fixed interest rate, the interest rate swap agreements, and bunker swap agreements discussed in Note 7 above and marketable securities discussed in Note 3 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined. The fair value of the investment is determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and is determined by the Company’s own data.

The fair value of the impaired, at December 31, 2012, vessel Millennium, was determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and was determined by management taking into consideration valuations from independent marine valuers based on observable data such as sale of comparable assets.

The estimated fair values of the Company’s financial instruments, other than derivatives at June 30, 2013 and December 31, 2012, are as follows:

	Carrying Amount June 30, 2013	Fair Value June 30, 2013	Carrying Amount December 31, 2012	Fair Value December 31, 2012
Financial assets/(liabilities)
Cash and cash equivalents	141,119	141,119	144,297	144,297
Restricted cash	5,790	5,790	16,192	16,192
Marketable securities	1,609	1,609	1,664	1,664
Investments	1,000	1,000	1,000	1,000
Debt	(1,438,651)	(1,436,523)	(1,442,427)	(1,441,108)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the consolidated statement of operations or in the balance sheet, as a component of Accumulated other comprehensive loss.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
		June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	—	4,894	6,824
	Financial instruments - Fair value, net of current portion	835	—	2,588	4,471

	Subtotal	835	—	7,482	11,295

Derivatives not designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	—	4,329	6,314
	Financial instruments - Fair value, net of current portion	—	—	3,476	4,890
Bunker swaps	Current portion of financial instruments - Fair value	—	60	196	—
	Financial instruments-Fair value, net of current portion	—	45	96	—

	Subtotal	—	105	8,097	11,204

	Total derivatives	835	105	15,579	22,499

Derivatives designated as Hedging Instruments-Net effect on the Statement of Comprehensive Income/(loss) and Statement of Operations

	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)
Derivative	Amount Three months ended June 30,		Amount Six months ended June 30,
	2013	2012	2013	2012
Interest rate swaps	(229)	(1,015)	(437)	(1,828)

Total	(229)	(1,015)	(437)	(1,828)

	Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
Derivative	Location	Amount Three months ended June 30,		Amount Six months ended June 30,
		2013	2012	2013	2012
Interest rate swaps	Depreciation expense	(38)	(31)	(67)	(60)
Interest rate swaps	Interest and finance costs, net	(3,689)	(6,212)	(5,513)	(11,136)

Total		(3,727)	(6,243)	(5,580)	(11,196)

Derivatives Not Designated as Hedging Instruments–Net effect on the Statement of Operations

	Gain (Loss) Recognized on Derivative
Derivative	Location	Amount Three months ended June 30,		Amount Six months ended June 30,
		2013	2012	2013	2012
Interest rate swaps	Interest and finance costs, net	457	(1,085)	760	(768)
Bunker swaps	Interest and finance costs, net	(423)	(1,267)	(331)	231

Total		34	(2,352)	429	(537)

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other comprehensive Income/(Loss) as of June 30, 2013 and December 31, 2012 was $9,752 and $14,895 respectively.

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of June 30, 2013 and December 31, 2012 using level 2 inputs (significant other observable inputs):

Recurring measurements	June 30, 2013	December 31, 2012
Interest rate swaps	(14,452)	(22,499)
Marketable Securities	1,609	1,664
Bunker swaps	(292)	105

	(13,135)	(20,730)

The following table presents the fair values of items measured at fair value on a nonrecurring basis for the period ended June 30, 2013 and year ended December 31, 2012, using Level 2 (significant other observable) inputs, respectively.

Nonrecurring basis	June 30, 2013	December 31, 2012
Vessels	$—	$28,586

	$—	$28,586

13.	Subsequent Events

(a)	On July 17, 2013 it was announced that the Board of Directors declared the first dividend of $0.44444 per share of its 8% Series B Cumulative Redeemable Perpetual Preferred Shares, for the period from the original issuance of the Series B Preferred Shares on May 10, 2013 through July 29, 2013. The dividend was paid on July 30, 2013 to all holders of record of Series B Preferred Shares as of July 29, 2013.

(b)	On August 8, 2013 the Company entered into a distribution agency agreement with a leading investment bank as manager, providing for the offer and sale from time to time of up to 4,000,000 common shares of the Company, par value $1.00 per share, at market prices. As of September 18, 2013 the Company sold 481,804 common shares under this agreement for net proceeds of $2,295.

(c)	On September 11, 2013 the Company fully repaid the outstanding balance of one of its loan facilities amounting to $26,815, used for the financing of Sakura Princess and other vessels sold in previous years and drew-down $18,000 on a new term bank loan, arranged on September 9, 2013, for the re-financing of Sakura Princess.